Contact

www.linkedin.com/in/
meghanrritchie (LinkedIn)

Top Skills

Manufacturing Operations
Enterprise Resource Planning (ERP)
Business Process Automation

Meghan Ritchie

Food & Beverage Operations Expert
New York City Metropolitan Area

Summary

My passion for the food and beverage industry began in 2012 with the launch of my business, Megpies, which was an artisanal tart business serving local café chains and coffee shops in NYC. This business grew to $3.5 million annual revenue through US and Canadian distribution to 8,500 stores. I developed expertise in capital raising, financing, production operations, technology systems, marketing, logistics, people leadership, sales, and CPG branding.

I bring this expertise and passion to serving other food and beverage founders helping to bring their brands to market while improving their operational efficiencies.

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Experience

Agua Bonita
VP of Operations
2022 - Present (2 years)
New York, United States

Built systems and SOPs from the ground up, creating and implementing processes for the team.
-Oversee co-manufacturing relationships and management, formulation, regulatory documentation, inventory management, creating efficient systems for QA record keeping, and inbound/outbound supply chain management. Voting member of the Board of Directors.
- Developed a company manual, SOPs, order tracking system and record keeping system on the company's online portal
- Collaborated with a formulating team to re-formulate the brand's 6 SKUs to reduce COGs and simplify manufacturing -reformulated to a 'kitted' system that reduces manufacturing error in batching, streamlines supply chain, and reduces costs and inventory on hand
- Right sized the company's inventory and worked to liquidate older product for a clean transition into a brand re-launch
- Hired and managed an Operations Manager

- Implemented a plan to reduce COGS by 27% over 1 year

poppi
Consulting Director Of Operations
2021 - 2022 (1 year)
New York, United States

Worked with a consulting firm specialized in running operations departments
or completing operational special projects for myriad CPG companies. My role
focused solely on the Poppi account.

Cup & Compass
Director Of Operations
2019 - 2020 (1 year)
New York, United States

Oversaw supply chain and production management across 11 beverage
brands. Maintained and improved inventory management processes and
tracking systems. Implemented an inbound/outbound logistics system. Tracked
margins and worked to improve cost savings and efficiencies across all
systems.

Bantam Bagels
Operations Coordinator
2019 - 2019 (less than a year)
New York City Metropolitan Area

Oversaw distribution, logistics and inventory management. Maintained and
improved inventory processes and tracking system; spearheaded supplier
relationships for transportation and cold storage.

Megpies
Founder
2012 - 2019 (7 years)
Brooklyn, NY

Founded frozen, baked CPG company brand that brought fun and
lightheartedness to the NYC and national market. Personally managed scaling
of recipes and business, production facility build out, day to day production
and operations, financing, and branding. Spearheaded high profile accounts
management, marketing, customer service, contract negotiations, strategy,
capital equipment development, and operations and logistics management.

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